Room 4561

May 31, 2006

Mr. Jack Rabin
Chief Financial Officer
XFormity Technologies, Inc.
14333 Proton Road
Dallas, TX 75244

> **Re: XFormity Technologies, Inc.**
> **Form 8-K/A Filed December 6, 2004**
> **Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005**
> **Filed May 18, 2005**
> **Form 10-QSB for Fiscal Quarter Ended March 31, 2006**
> **Filed May 22, 2006**
> **File No. 000-23391**

Dear Mr. Rabin:

        We have reviewed your response to our letter dated December 20, 2005 in connection with our review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed December 6, 2004

Note 5 – Stockholders' Equity

1.   We note your response to our Prior Comment No. 1. Please note:

- Regardless of the intent of the parties involved, the software development agreements contain terms which are subject to prescribed accounting treatment under U.S. GAAP. As such, it appears that the agreements fall under the scope of SFAS 68. We are not aware of any basis in U.S. GAAP for accounting for such a transaction only to the extent of the cash consideration involved (nor have you provided a basis in your responses). We reissue the second part of our Prior Comment No. 1, in that it still appears that the Company should have recognized the $100,000 cash received with an offset to (a) equity for the value of the shares issued pursuant to paragraph 13 of SFAS 68 and (b) liabilities for the present value of the future obligations. If the sum of (a) and (b) exceeds the amount of cash received then it would appear that the difference would be interest expense, which would impact the Company's results of operations.

- We do not find your statement that since "a 'prudent investor' would not invest in a 'penny stock' and that if he/she/it did, the percentage increases or decreases would not be relevant in this instance" to be a persuasive argument that a restatement was not necessary. We believe that a reasonable person would regard a $100,000 understatement of liabilities to be relevant in the circumstances, both quantitatively and qualitatively, and would also want to understand the impact on future liquidity. Please revise to restate the Company's June 30, 2004 financial statements accordingly.

- We note your statement that "the Company properly reported the transaction in its June 30, 2004 financial statements since it was not determined that there was a quantifiable liability on that date that should be reflected on the balance sheet for the one consortium member who had the option to apply a future credit against its current billings." We find this statement confusing in that the Company entered into an agreement containing terms which gave rise to a liability under U.S. GAAP, but did not record the resulting liability at the time the agreement was executed because the liability was not 'discovered' until the following fiscal year. It is not clear to us how the Company's apparent failure to correctly apply U.S. GAAP to a transaction results in the Company's conclusion that the transaction was properly reported in fiscal 2004.

- We note that when the Company did 'discover' the liability in fiscal 2005, it was recorded by means of reducing equity by $100,000 and increasing liabilities by $100,000. Yet in your response to this letter and previous letters from the Staff, you have indicated that you believe the fair value of the stock issued to the consortium members to be equal to the $100,000 cash proceeds. So by your method of accounting for the liability, it appears that you have now not accounted for the fair value of the stock. As noted above and in our prior letter dated February 27, 2006, we believe that the difference between the fair value of the stock, combined with the value of the liability to the consortium member, and the cash proceeds represents an expense to be recognized. Revise your financial statements accordingly and tell us how you intend to account for this additional expense (i.e. directly expense in the period you entered into the arrangement or defer and amortize over a certain period) and tell us what accounting guidance you considered in your determination.

Form 10-QSB/A for the Quarter Ended March 31, 2005

Liquidity and Capital Resources

2.   We note your response to our Prior Comment No. 2 and we point out that in order to meet the exception to SFAS 133, paragraph 12(c), there would need to be <u>contractually stated</u> specified minimum denominations for conversion in the debenture agreement that would result in the holder receiving an amount of shares in excess of the trading volume of a company's stock that would preclude sale in the open markets with a day or two. Tell us whether the convertible debenture agreements contain contractually specified minimum denominations for conversion and provide a copy of the debenture agreement. If not, please respond <u>fully</u> to our Prior Comment No. 2. For the Company's convenience, we have reissued our Prior Comment No. 2 below:

■ The Company indicated that the economic characteristics and risk of the embedded feature are clearly and closely related to the host instrument and therefore, you concluded that you did NOT meet the requirements of paragraph 12(a) of SFAS 133. However, pursuant to paragraph 61(k) of SFAS 133, for convertible debt, the changes in fair value of an equity interest and the interest rates on a debt instrument are NOT clearly and closely related and therefore, it appears that you do meet the requirements of paragraph 12(a).

■ With regards to paragraph 12(b) of SFAS 133, you indicate that since the convertible debentures are not marked to market on a quarterly or yearly basis, the Company concluded that you met the requirements of paragraph 12(b). The Staff agrees with your conclusion.

▪ You further indicated that if separated, the embedded feature would not be considered a derivative and therefore, the Company concluded that you did not meet the requirements of paragraph 12(c) of SFAS 133. The conversion options, however, appear to have a notional (the number of shares the instrument is convertible into) and an underlying (the conversion price) and there was no initial investment and therefore, it would appear that the Company meets the requirements of paragraph 12(c) of SFAS 133. While the Staff notes there are two common scenarios that would typically prevent a conversion option from meeting this criteria (i.e. a company's shares are not publicly traded or there are minimum denominations for conversion that are contractually specified that result in the holder receiving an amount of shares in excess of the trading volume of a company's stock that would preclude sale in the open markets within a day or two), it does not appear that the Company meets either of these scenarios.

▪ Since you appear to have met the requirements of paragraph 12 of SFAS 133, you will then need to determine if you meet the scope exception of paragraph 11(a) of SFAS 133. This scope exception is a two step process and you must meet both steps to qualify for the exception. The first step is to determine if the instrument is indexed to the Company's own stock. It appears you meet the first step.

▪ Next you must determine whether an embedded derivative meets the second step of the paragraph 11(a) scope exception and whether the instrument would be classified in stockholders' equity. In order to determine the classification (i.e. equity or liability), the instrument must be analyzed under EITF 00-19.

▪ Considering this is a convertible instrument, you must first analyze it under paragraph 4 of EITF 00-19 to determine if the host contract is a conventional convertible instrument. A conventional convertible instrument is one where the holder can only realize the value of the conversion option in a fixed number of shares or an equivalent amount of cash (at the discretion of the Company). Your response indicates that the Company concluded the debt is convertible into a variable number of shares and the Staff agrees with your conclusions. You further indicate, however, that based on these conclusions, you determined that EITF 00-19 did not apply. Paragraph 4 of EITF 00-19, however, indicates that paragraphs 12 – 32 of EITF 00-19 do not apply ONLY if the contract is a conventional convertible debt instrument. Since you determined that the instrument was NOT conventional convertible based on the fact that it could be settled in a variable number of shares, you will need to further analyze the instrument pursuant to paragraphs 12 – 32 of EITF 00-19.

- Therefore please provide your analysis of paragraphs 12 – 32 of EITF 00-19. <u>At a minimum</u>, we ask that you address the following in your response:

    - Considering the debt is convertible into a variable number of shares, tell us how you determined that the requirements of paragraph 19 and 20 - 24 of EITF 00-19 were met.

    - Do the contracts require the Company to deliver registered shares? If so, tell us how you met the requirements of paragraphs 14 and 18 of EITF 00-19.

    - Do the contracts require the Company to make cash payments in the event you do not make timely filings with the SEC? If so, tell us how you met the requirements of paragraph 25 of EITF 00-19.

3. We note your response to our Prior Comment No. 2 and No. 3. To the extent that the conversion feature truly does not qualify as an embedded derivative under SFAS 133, then it appears you may have a beneficial conversion feature associated with the revised terms of the convertible debentures. In this regard, under the new terms of the convertible debentures, the conversion price has been changed to $0.12. On January 12, 2006, the effective date of the exchange, the fair value of your common stock exceeded $0.12 per share. Therefore it appears that you have a beneficial conversion feature upon the exchange of the convertible debentures. Tell us how you considered the guidance in EITF 98-5 and EITF 00-27 in determining whether or not the exchange includes a beneficial conversion feature. Also tell us how you have considered this guidance with respect to the additional $275,000 of debentures issued subsequent to the exchange.

<u>Form 10QSB for the Fiscal Quarter Ended March 31, 2006</u>

<u>Note 3. Summary of Significant Accounting Policies</u>

<u>Software Development Costs, page 8</u>

4. We note that in January 2006 you extended an offer to the consortium members to exchange the credits issued in connection with the original agreement for either the right to receive credits against (current) QSRx billings or the right to receive additional shares of stock. Please address the following:

    - You state that the one consortium member, whose original credits were not contingent in nature, elected to receive the new credits (as opposed to shares of stock). Tell us how the "new credits" differ from the "old credits." Also describe more clearly how you accounted for the exchange of old credits for new credits. In this regard, tell us how you determined the amount of and need to record the adjustment to deferred credits of $10,261. In your response, make reference to the authoritative accounting literature relied upon.

- ▪ With regard to the remaining six consortium members, you indicate that one has opted to receive the credits (but might reconsider) and that five have elected to receive the additional shares of stock. You further indicate that you recorded expense and a corresponding liability in the amount of $725,000 representing the value of the shares to be issued to these five members "plus the other consortium member." It is not clear which "other consortium member" you are referring to and what value, if any, you assigned to this member's rights to receive future credits – please advise. Also, provide us your calculation for the $725,000 expense recorded in connection with this transaction.

Item 3. Controls and Procedures

5.   Your current disclosure indicates that your disclosure controls and procedures have been <u>designed</u> to give reasonable assurance that the information required to be disclosed by the Company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. You also indicate that your disclosure controls and procedures are <u>effective</u> to ensure that information required to be disclosed in the report that you file or submit under the Exchange Act is accumulated and communicated to management, including your principal executive officer and principal financial officer to allow timely decisions regarding required disclosures and "we refer you to Exchange Act 13a – 15(e)". Rule 13a 15(e) of the Exchange Act requires, among other matters, that the disclosure controls and procedures be <u>designed</u> "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . . is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" <u>and</u> to ensure that "information required to be disclosed by an issuer ... is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Once the Company has indicated that their disclosure controls and procedures are designed in accordance with the Rule, they should then conclude whether or not their disclosure controls and procedures are effective based on such design. Please explain or revise your disclosures accordingly.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief